Exhibit 99.1

Cloopen Group Holding Limited

Announces up to US$40 Million Share Repurchase Program

BEIJING, Sept. 28, 2021 /PRNewswire/ – Cloopen Group Holding Limited (NYSE: RAAS) (“Cloopen” or the “Company”), a leading multi-capability cloud-based communications solution provider in China, today announced that its board of directors (the “Board”) has authorized a share repurchase program under which the Company may repurchase up to US$40 million of its Class A ordinary shares in the form of American depositary shares (“ADSs”) during a twelve-month period commencing on September 28, 2021 (the “Share Repurchase Program”).

“The Share Repurchase Program is well aligned with our commitment to maximizing value for shareholders and reflects the Board’s confidence in the Company’s continued growth and long-term prospects,” said Mr. Changxun Sun, Cloopen’s Chairman of the Board and Chief Executive Officer.

Repurchases under the program may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means. The repurchases will be subject to all applicable rules and regulations, including Rule 10b-18 and Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, as well as the Company’s insider trading policy. The number of ADSs repurchased and the timing of repurchases will also depend on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with the Company’s working capital requirements, general business conditions and other factors. The Board will review the Share Repurchase Program periodically, and may authorize adjustment of its terms and size or suspend or discontinue the program. The Company plans to fund the repurchases from its existing cash balance.

About Cloopen Group Holding Limited

Cloopen Group Holding Limited is a leading multi-capability cloud-based communications solution provider in China offering a full suite of cloud-based communications solutions, covering communications platform as a service (CPaaS), cloud-based contact centers (cloud-based CC), and cloud-based unified communications and collaborations (cloud-based UC&C). The Company’s mission is to enhance the daily communication experience and operational productivity for enterprises. The Company aspires to drive the transformation of enterprise communications industry by offering innovative marketing and operational tactics and SaaS-based tools.

For more information, please visit https://ir.yuntongxun.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Cloopen may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Cloopen’s beliefs and expectations as well as its financial outlook, are forward-looking statements. These forward-looking statements are based on the Company’s current expectations and involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors, risks and uncertainties include, but not limited to the following: Cloopen’s goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to attract new customers or retain existing ones; its ability to continue developing solutions and the markets its solutions target; its ability to maintain collaborations with mobile network operators; its ability to enhance or upgrade its existing solutions and introduce new ones in a timely and cost-effective manner; its ability to maintain the compatibility of its solutions across devices, business systems and applications and physical infrastructure; relevant government policies and regulations relating to Cloopen’s corporate structure, business and industry, as well as the industries in which its customers operate; and general economic and business condition in China. Further information regarding these and other risks, uncertainties or factors is included in the Cloopen’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Cloopen does not undertake any obligation to update such information, except as required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement, and you are cautioned not to place undue reliance on these forward-looking statements.

For investor and media inquiries, please contact:

In China:

Cloopen Group Holding Limited

Investor Relations

E-mail: ir@yuntongxun.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: raas@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: raas@tpg-ir.com

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